Legalpassage.com, Inc.

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

Legalpassage.com, Inc.

TABLE OF CONTENTS



To the Stockholders of
Legalpassage.com, Inc.
Oakland, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Legalpassage.com, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
February 15, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

LEGALPASSAGE.COM, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 10,675	$ 3,322
Total Current Assets	10,675	3,322
TOTAL ASSETS	$ 10,675	$ 3,322
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ -	$ 3,940
Accrued expenses	9,927	1,638
Due to related party	-	950
Accrued interest payable	3,760	-
Notes payable	45,000	-
Convertible note payable	100,000	-
Total Liabilities	158,687	6,528
Stockholders' Equity (Deficiency):		
Common Stock, $0.0001 par, 10,000,000 shares authorized, 7,100,000 and 7,551,000 shares issued and outstanding, 3,845,833 and 2,070,833 shares vested, as of December 31, 2016 and 2015, all respectively.	710	755
Additional paid-in capital	16,701	16,701
Accumulated deficit	(165,423)	(20,662)
Total Stockholders' Equity (Deficiency)	(148,012)	(3,206)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 10,675	$ 3,322

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LEGALPASSAGE.COM, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net Revenues	$ 9,876	$ 396
Costs of Net Revenues	(3,609)	(79)
Gross Profit	6,267	317
Operating Expenses:		
Research & development	105,163	13,196
General & administrative	34,179	6,807
Sales & marketing	7,926	976
Total Operating Expenses	147,268	20,979
Loss from Operations	(141,001)	(20,662)
Other Income/(Expense):		
Interest expense	(3,760)	-
Total Other Income/(Expense)	(3,760)	-
Provision for Income Taxes	-	-
Net Loss	$ (144,761)	$ (20,662)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

LEGALPASSAGE.COM, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
	Number of Shares	Amount			
Balance at December 31, 2014	-	$ -	$ -	$ -	$ -
Issuance of common stock to founder	7,100,000	710	-	-	710
Issuance of common stock to related party	451,000	45	-	-	45
Contributed legal services at fair value	-	-	16,701	-	16,701
Net loss	-	-	-	(20,662)	(20,662)
Balance at December 31, 2015	7,551,000	$ 755	$ 16,701	$ (20,662)	$ (3,206)
Repurchase of common stock from related party	(451,000)	$ (45)	$ -	$ -	$ (45)
Net loss	-	-	-	(144,761)	(144,761)
Balance at December 31, 2016	7,100,000	$ 710	$ 16,701	$ (165,423)	$ (148,012)

LEGALPASSAGE.COM, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (144,761)	$ (20,662)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Contributed legal services at fair value	-	16,701
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable	(3,940)	3,940
Increase/(Decrease) in accrued expenses	8,289	1,638
Increase/(Decrease) in accrued interest payable	3,760	-
Net Cash Provided By (Used In) Operating Activities	(136,652)	1,617
Cash Flows From Financing Activities		
Proceeds from notes payable	45,000	-
Advances from related parties, net of repayments	(950)	950
Proceeds from issuance of convertible note payable	100,000	-
Proceeds from issuance of common stock	-	755
Repurchase of common stock from related party	(45)	-
Net Cash Provided By Financing Activities	144,005	1,705
Net Change In Cash	7,353	3,322
Cash at Beginning of Period	3,322	-
Cash at End of Period	$ 10,675	$ 3,322
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

LEGALPASSAGE.COM, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of and for the years ended December 31, 2016 and 2015

NOTE 1: NATURE OF OPERATIONS

Legalpassage.com, Inc. (the "Company"), is a corporation organized October 29, 2014 under the laws of Delaware. The Company does business as Separate.us. The Company provides an automated document preparation and information website.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale operations nor generated significant operating revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried no receivables and no allowances.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $164,268 and $20,086. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $65,435 and $8,001 as of December 31, 2016 and 2015, respectively. Due to uncertainty, as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. The 2016 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced full scale operations, plans to incur significant costs in implementing its business plan, has not generated significant operating revenues as of December 31, 2016, has incurred net losses of $144,761 and $20,662 for the years ended December 31, 2016 and 2015, respectively, and current liabilities exceed current assets by $148,012 and $3,206 as of December 31, 2016 and 2015, respectively. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company authorized 10,000,000 shares of common stock at $0.0001 par value. As of December 31, 2016 and 2015, 7,100,000 and 7,551,000 shares of common stock were issued and outstanding, respectively.

In September 2015, the Company issued 7,100,000 shares of common stock to its founder in exchange for $710. This stock issuance was conducted under terms of a restricted stock purchase agreement and is subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 25% on October 29, 2015, then monthly thereafter at 1/48 of the total shares for 36 months. As of December 31, 2016 and 2015, 3,845,833 and 2,070,833 of the shares had vested, respectively. The founder also contributed $16,701 of legal services to the Company during the year ended December 31, 2015.

In November 2015, the Company issued 451,000 shares of common stock to a related party at a purchase price of $0.0001 per share, providing cash proceeds of $45. In June 2016, the Company repurchased all 451,000 shares from the related party at a purchase price of $0.0001 per share, resulting in a cash payment of $45.

NOTE 5: RELATED PARTY TRANSACTIONS

In the normal course of business, the founder pays expenses on the Company's behalf, loans the Company money, and holds Company funds. As of December 31, 2016 and 2015, the balances due from the Company were $0 and $950, respectively. These balances bear no interest and are considered payable on demand. Additionally, as discussed in Note 4, $16,701 of legal services were contributed to the Company during the year ended December 31, 2015.

NOTE 6: LONG-TERM DEBT

Convertible Note

In April 2016, the Company issued a $100,000 principal convertible promissory note to an investor. The convertible promissory note bears interest at 5% and matures in October 2017. No principal or interest payments are due prior to maturity, and prepayments are not allowed. Accrued interest as of December 31, 2016 totaled $3,480.

The convertible promissory note is automatically convertible into the Company's equity upon the next qualified equity financing of its preferred stock of at least $500,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the price per share paid by the investors or the price per share implied by a $1,250,000 valuation on the fully diluted capitalization of the Company, inclusive of reservations of common stock authorized under the Company's 2015 Equity Incentive Plan. If there is no qualified equity financing prior to maturity, the outstanding principal balance and any unpaid accrued interest on the note are convertible at the election of a majority vote of the noteholders into shares of newly authorized Series Seed AA Preferred Stock at the price per share implied by a $1,250,000 valuation on the fully diluted capitalization of the Company, inclusive of reservations of common stock authorized under the Company's 2015 Equity Incentive Plan.

The Series Seed AA Preferred Stock shall have certain protective provisions and preferences (as defined in the agreement).

As of December 31, 2016, the convertible promissory note had not been converted and remained outstanding in the full principal amount. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

<u>Notes Payable</u>

On January 29, 2016, the Company borrowed $10,000 from a third party. Under the terms of the agreement, the note incurs interest at 0.75% per annum and is payable on demand. Accrued interest as of December 31, 2016 totaled $69.

On February 1, 2016, the Company borrowed $20,000 from a third party. Under the terms of the agreement, the note incurs interest at 0.75% per annum and is payable on demand. Accrued interest as of December 31, 2016 totaled $133.

On April 18, 2016, the Company borrowed $15,000 from a third party. Under the terms of the agreement, the note incurs interest at 0.75% per annum and is payable on demand. Accrued interest as of December 31, 2016 totaled $78.

NOTE 7: SHARE-BASED PAYMENTS

During 2015 the Company adopted the 2015 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee consultants, and non-employee advisors. Under the Plan, the number of shares authorized for grant under the plan is 1,000,000 shares. Share available for grant under the Plan amounted to 1,000,000 for December 31, 2016 and 2015. As of December 31, 2016 596,022 shares had been promised to be granted as part of consulting and advisor agreements. Shares promised as part of consulting agreements totaled 433,022, of which 111,922 shares are to be issued at $0.0001 per share and are fully vested upon the grant date, 321,100 shares are to be issued at the fair market value of the Company at the grant date with various vesting timelines. Shares promised as part of advisor agreements totaled 163,000, which are to be issued at the fair market value of the Company at the grant date and vest equally over the 24 months that follow the grant date.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 15, 2017, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.